NXT ENERGY SOLUTIONS INC.

Management’s Discussion and Analysis (“MD&A”)

As at and for the three month period
ended March 31, 2014

Management's Discussion and Analysis

The following management's discussion and analysis ("MD&A") was prepared by management based on information available as at May 20, 2014 and should be reviewed in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2013. This MD&A is for the unaudited 3 month ("Q1-14") period ended March 31, 2014, with comparative totals for the 3 month (“Q1-13”) period ended March 31, 2013.

As used in this MD&A, the terms "we", "us", "our", "NXT" and the "Company" mean NXT Energy Solutions Inc.

Our functional and reporting currency is the Canadian dollar. All references to "dollars" in this MD&A refer to Canadian or Cdn. dollars (“Cdn $”) unless specific reference is made to United States or US dollars ("US$").

Forward-looking statements

Forward-looking statements used in this MD&A relate primarily to:

•	estimates of the amount and expected timing of revenue and costs related to new SFD® survey contracts that are planned to be obtained, conducted and completed in future periods.
•	potential future growth opportunities in new international markets.
•	the potential future conversion of the outstanding preferred shares, which mature on December 31, 2015.
•	the Company's ability to continue as a going concern.
•	limitations in disclosure controls, procedures, and internal controls over financial reporting.

The material factors and assumptions which affect this forward-looking information include assumptions that NXT will have the personnel, equipment and required local permits to conduct survey contracts as intended.

These forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by law, NXT assumes no obligation to update forward-looking statements should circumstances or the Company's estimates or opinions change.

Non GAAP measures

NXT's accompanying unaudited interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").  This MD&A includes references to terms such as net working capital, which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  Management of NXT uses this non-GAAP measure to improve its ability to assess liquidity at a point in time.  Net working capital is defined as total current assets less total current liabilities, excluding amounts accumulated in work in progress, deferred revenue and the fair value of US$ Warrants liability balance.  Management excludes these amounts from the calculation as they do not represent future cash inflows or outflows to the Company.

NXT Energy Solutions Inc.

MD&A for the Q1 period ended March 31, 2014

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Description of the Business

NXT is a Calgary based publicly traded company that provides a unique aerial survey service to the oil and natural gas exploration and production (“E&P”) industry. NXT's proprietary Stress Field Detection ("SFD®") survey technology is based on detecting subtle changes in earth's gravitational field from an airborne platform. SFD® data gathered is analyzed and can be used to find variations in sub-surface geological stress patterns - indicators of potential reservoir and trap formations. NXT's aerial SFD® surveys provide an effective and cost efficient method for clients to focus their decisions related to land commitments and the acquisition of traditional seismic data that is used to locate and delineate exploration prospects. Our goal is to aid our clients in reducing their overall time, cost, environmental impact, and especially risk in their exploration programs. Relative to traditional land based methods, the SFD® survey method is environmentally non-invasive and is unaffected by ground security issues or difficult terrain. Additionally, SFD® surveys can generally be conducted year round and are effective both onshore and offshore. SFD® and NXT in Canada and the United States are the registered trademarks of NXT Energy Solutions Inc.

NXT's technology is attractive for use as an early stage exploration tool in frontier and under-developed areas, and as such, we have been seeking to expand our presence in growing new international exploration markets such as South and Central America.

Overall Performance - Business Overview

NXT recognizes that its past revenue base has been sporadic in nature, as it is derived from a limited number of clients. Our primary goal is to expand our revenue base, which becomes easier by having each new client become a repeat customer, and on a larger scale.

Our strategy has been to gain wider market acceptance of SFD®, especially with premiere clients which have high exploration activity - targets which include large National Oil Companies (“NOCs”). We seek to have each new client experience how NXT can enhance their existing geophysical tools and exploration programs, so that they become ongoing repeat customers, and ultimately generating a wider client base with recurring revenues to NXT.

As was discussed in our MD&A for the year ended December 31, 2013, NXT has invested extensive effort in building on our initial success in gaining Petrolēos Mexicanos (“PEMEX”, the NOC of Mexico) as a client in 2012. NXT has been working to create a long-term supplier relationship with PEMEX, which the Company expects can yield larger scale, recurring contract opportunities, as well as expand awareness and acceptance of our SFD® technology within the exploration industry.

In 2013, Mexico commenced revisions to the country’s constitution which had a significant effect on PEMEX, and its ongoing exploration activities. Mexico will soon commence a process of allowing foreign E&P partners into its formerly closed exploration market, by way of inviting open “bid rounds” on certain exploration blocks / concessions. This process is intended to yield long-term benefits for all of Mexico, as it should attract significant new capital and expertise to accelerate and expand development of Mexico’s oil and gas industry. Expanded exploration in Mexico, and especially in the deep water and salt domains of the Gulf of Mexico, is an area where SFD® can excel at rapidly providing PEMEX, and other new exploration players who enter this market, with independent high-impact prospect generation data.

It is our belief that PEMEX exploration staff have been largely focused in recent months on addressing how to deal with the initial submissions to their regulators under their ongoing “round zero” process, and where to prioritize their short and long term exploration efforts. NXT continues to promote advancing new SFD® survey opportunities with PEMEX, but has of course been experiencing ongoing delays and uncertainty due to the round zero process, which has been mandated for final completion by mid September, 2014.

In late 2013, NXT gained another new client, Kerogen Exploration LLC (“Kerogen”), a private, US based entity with a focus on both traditional and non-traditional exploration concepts. An initial US $1.1 million pilot test survey was flown for Kerogen in December 2013 over lands in both Florida and Texas, and this was partially a “blind-test” evaluation of our capabilities of identifying anomalies already known to them. Delivery of our preliminary survey results quickly led to two successive expansions of the contract scope, to a cumulative total of US $3.7 million. These projects demonstrated one of SFD®’s advantages – a very rapid project turn-around, from planning through execution and delivery of results. Kerogen is backed by Riverstone Holdings LLC, one of North America’s premier private-equity funders of exploration start-ups.

NXT Energy Solutions Inc.

MD&A for the Q1 period ended March 31, 2014

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Near-term Outlook and Strategy for 2014 and beyond

NXT is continuing to expand awareness and use of the SFD® technology. Our market focus will be on the NOCs, small to mid-cap exploration and production ("E&P") companies, and when opportunities arise, the major E&P companies.  A lucrative potential longer term new market is the seismic companies that acquire and sell large scale “Multi-Client” survey programs (primarily off-shore).  Geographically, NXT will continue to pursue prospects throughout South and Central America - primarily in Mexico, Colombia, Bolivia, Peru, Ecuador, and Brazil, as well as the Pakistan / South Asia region.  Longer term prospects will also be pursued in the frontier areas of Africa, Asia, and in the Arctic and off-shore Atlantic regions (particularly where Canadian and American E&P companies are operating).

As NXT pursues various international markets, our strategy is to utilize high quality local sales representatives with the key knowledge of their area, the potential clients and the exploration sector of the oil and gas industry.  This allows us to cover much larger areas and more clients with minimum fixed cost.  NXT currently has in place sales representatives to pursue SFD® survey opportunities in such markets as Mexico, Bolivia, India, Kuwait, Costa Rica, and is evaluating new options in the middle-east region.  All independent international sales representatives are required to adhere to NXT's code of conduct and business ethics.

Near term contract and revenue opportunities in process of being pursued include prospective clients in Pakistan / South Asia, Bolivia, and most importantly, potential follow-on surveys for PEMEX in Mexico and with Kerogen in the USA.

Our December 2012 SFD® survey project for Pakistan Petroleum Ltd. (“PPL”), one of the NOCs active in Pakistan, has gained NXT significant new exposure to numerous E&Ps active in the South Asia region, including NOCs such as OMV (Austria) and ENI (Italy). NXT is also in process of having the remote sensing SFD® technology recognized as a geophysical tool for use in meeting eligible spending commitments, such as apply on the sizeable exploration concession blocks recently awarded in frontier areas of Pakistan.

Some of our objectives to allow additional future growth include expanding our SFD® equipment capacity, adding to our core group of interpretation staff and our ability to provide integration of SFD® with geology and geophysics.  We also have recently hired a new staff member with experience in developing algorithm software to research if such can be created and deployed to aid in enhancing the SFD® data interpretation process.

Initiatives to protect our Intellectual Property ("IP" - patenting and new research & development (“R&D”) initiatives) are in process, which should also serve to allow us to expand on our disclosures in order to build industry awareness, understanding, and acceptance of SFD® technology. Patton Boggs LLP, a United States (“US”) based leader in IP protection, has been assisting in implementing NXT’s IP strategy, including the filing of a formal, initial US patent application in May 2013, and related follow-up submissions in November, 2013.

NXT Energy Solutions Inc.

MD&A for the Q1 period ended March 31, 2014

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Summary of Quarterly Results (Unaudited)

A summary of operating results for each of the trailing 8 quarters (including a comparison to each respective prior quarter) follows. The extent of the profit or loss each quarter is mainly due to the timing and the number of SFD® survey contracts that are underway, and variances in such non-cash items as stock based compensation expense ("SBCE"), which can occasionally be a significant expense in any given quarter. In addition, the outstanding US$ denominated common share purchase warrants are classified as a "derivative financial instrument" on our balance sheet, which gives rise to the recognition in earnings each quarter of the change in the estimated fair value (also a non-cash expense or income item) of these warrants.

	Q1-2014	Q4-2013	Q3-2013	Q2-2013
	Mar 31, 2014	Dec 31, 2013	Sept 30, 2013	June 30, 2013
Survey revenue	$ 3,913,367	$ -	$ -	$ -
Net income (loss)	2,585,733	(1,633,189)	(2,522,165)	(1,150,628)
Income (loss) per share – basic	0.06	(0.04)	(0.06)	(0.03)
Income (loss) per share – diluted	0.05	(0.04)	(0.06)	(0.03)

	Q1-2013	Q4-2012	Q3-2012	Q2-2012
	Mar 31, 2013	Dec 31, 2012	Sept 30, 2012	June 30, 2012
Survey revenue	$ 2,684,095	$ 5,727,392	$ -	$ 2,394,863
Net income (loss)	(35,579)	3,087,323	(1,393,183)	30,660
Income (loss) per share – basic	-	0.07	(0.03)	-
Income (loss) per share – diluted	-	0.06	(0.03)	-

Q1-14 to Q4-13 comparison – NXT had survey revenue of $3,913,367 ($nil in Q4-13), survey costs of $333,188 ($81,285 in Q4-13), SBCE of $131,000 ($183,000 in Q4-13), and an increase in the fair value of US$ common share purchase Warrants (derivative financial instruments) expense of $42,800 ($268,500 expense in Q4-13). Two survey projects (in Florida in Texas) commenced for a USA based client in late December 2013, with the project completed and the related revenue and work-in-progress costs recognized in the Q1-14 period.

Q4-13 to Q3-13 comparison – NXT had survey revenue of $nil ($nil in Q3-13), survey costs of $81,285 ($8,626 in Q2-13), SBCE of $183,000 ($122,000 in Q3-13), and an increase in the fair value of US$ common share purchase Warrants (derivative financial instruments) expense of $268,500 ($1,243,000 expense in Q3-13). Two survey projects commenced in Q4-13 and were completed in the Q1-14 period. The Q4-13 survey costs relate to non revenue generating test flights.

Q3-13 to Q2-13 comparison – NXT had survey revenue of $nil ($nil in Q2-13), survey costs of $8,626 ($nil in Q2-13), SBCE of $122,000 ($87,000 in Q2-13), and a change in fair value of US$ Warrants expense of $1,243,000 ($32,000 expense in Q2-13). No survey operations were conducted in the Q3-13 period.

Q2-13 to Q1-13 comparison – NXT had survey revenue of $nil ($2,684,095 in Q1-13), survey costs of $nil ($1,542,248 in Q1-13), SBCE of $87,000 ($100,000 in Q1-13), and a change in fair value of US$ Warrants expense of $32,000 ($172,000 income in Q1-13). No survey operations were conducted in the Q2-13 period.

Q1-13 to Q4-12 comparison – Q1-13 reflects primarily the completion of the Pakistan survey project, whereas Q4-12 reflects completion of a larger contract which was performed in Mexico for PEMEX. NXT had survey revenue of $2,684,095 ($5,727,392 in Q4-12), SBCE of $100,000 ($59,000 in Q4-12) and survey costs of $1,542,248 ($1,277,768 in Q4-12). In addition, a non-cash income amount of $172,000 ($336,000 in Q4-12) was recognized in relation to adjusting the fair value of the US$ Warrants, and income tax expense of $399,546 ($216,807 in Q4-12) was recognized related to foreign with-holding taxes incurred on the Pakistan survey project. Q1-13 reflects a small net loss of $35,579, as compared to a net income of $3,087,323 for Q4-12.

NXT Energy Solutions Inc.

MD&A for the Q1 period ended March 31, 2014

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Q4-12 to Q3-12 comparison - NXT had survey revenue of $5,727,392 ($nil in Q3-12), SBCE of $59,000 ($78,000 in Q3-12) and survey costs of $1,277,768 ($24,170 net recovery in Q3-12). In addition, a non-cash income amount of $336,000 ($158,000 expense in Q3-12) was recognized in relation to adjusting the fair value of derivative instruments, and income taxes of $216,807 ($nil in Q3-12) were recognized. Due primarily to the completion of the large Mexico contract in Q4-12, a net profit of $3,087,323 arose, as compared to a net loss of $1,393,183 for Q3-12.

Q3-12 to Q2-12 comparison - NXT had survey revenue of $nil ($2,394,863 in Q2-12), SBCE of $78,000 ($61,000 in Q2-12) and a survey cost recovery of $24,170 (expense of $1,205,654 in Q2-12). In addition, a non-cash expense of $158,000 was recognized in relation to adjusting the fair value of derivative instruments. As no contract revenue was recognized in the Q3-12 period, a net loss of $1,393,183 arose, as compared to a profit of $30,660 for Q2-12.

Q2-12 to Q1-12 comparison - NXT had survey revenue of $2,394,863 ($2,815,320 in Q1-12), SBCE of $61,000 ($67,000 in Q1-12) and survey costs of $1,205,654 ($1,174,393 in Q1-12). With the completion of the Argentina and Guatemala surveys in Q2-12, NXT recognized a profit of $30,660 as compared to a net profit of $337,928 for Q1-12, which reflected the completion of the Colombia survey.

Summary of Operating Results

NXT had net income of $2,585,733 for Q1-14 as compared to a net loss of $35,579 for the Q1-13 period. The Q1-14 operating results reflect the completion of two survey projects conducted in the USA, while the Q1-13 period reflects solely the completion of the survey contract that was conducted in Pakistan.

	Q1	Q1
	2014	2013
Survey revenue	$ 3,913,367	$ 2,684,095

Expenses:
Survey costs	333,188	1,542,248
General and administrative	947,528	931,650
Stock based compensation expense	131,000	100,000
Amortization of property and equipment	14,929	20,677
	1,426,645	2,594,575

Other expense (income):
Interest expense (income), net	(7,627)	(470)
Foreign exchange gain	(158,659)	(112,667)
Increase (decrease) in fair value of US$ Warrants	42,800	(172,000)
Oil and natural gas operations	775	706
Other expense	23,700	9,984
	(99,011)	(274,447)
Income before income taxes	2,585,733	363,967
Income tax expense	-	399,546
Net income (loss) for the period	2,585,733	(35,579)

SFD® survey operations - NXT applies the completed contract basis of revenue recognition, with survey revenue and expenses recognized in the quarterly period in which the overall survey recommendations report is delivered to our client. The Q1-14 results reflect the completion of a total of US $3.7 million of survey projects which were conducted in the USA, while Q1-13 reflects completion of a US $2.7 million survey contract which was flown in Pakistan in December 2012.

NXT Energy Solutions Inc.

MD&A for the Q1 period ended March 31, 2014

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The Q1-13 survey contract in Pakistan reflected some categories of costs which were higher than normal, resulting in a lower profit margin, as well as foreign income tax withholdings which were paid. Also, this project was originally negotiated in 2010, at a survey rate per km lower than the rates now in effect.

General and administrative (“G&A”) expense - All salaries and overhead costs related to SFD® data interpretation staff are included in G&A, and not included with direct survey expenses. The categories included in G&A expense are as follows:

	Q1-14	Q1-13	net change	% change
Salaries, benefits and consulting charges	$ 550,876	$ 474,886	$ 75,990	16.0%
Board, professional fees, & public company costs	204,265	201,589	2,676	1.3%
Premises and administrative overhead	142,296	161,993	(19,697)	- 12.2%
Business development	20,258	64,872	(44,614)	- 68.8%
Colombia office	29,833	28,310	1,523	5.4%
Total G&A	947,528	931,650	15,878	1.7%

The overall net changes in G&A expense reflect several factors:

•	staff levels were slightly higher in Q1-14 as compared to Q1-13.
•	office overhead costs in Q1-13 included charges related to staff recruiting.
•	a higher level of business development costs were incurred in 2013, including discretionary costs of attending international tradeshows and conferences.

Stock Based Compensation Expense (“SBCE”) - this expense varies in any given quarter or year, as it is a function of several factors, such as the number of stock options issued in the period, and the period of amortization (based on the term of the contract and / or number of years for full vesting of the options, which is normally 3 years) of the resultant expense. Also, SBCE is a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in NXT's trailing share price.

There were a lower average number of options outstanding in the period (total of 2,695,435 as at the end of Q1-14 as compared to 3,090,600 at the end of Q1-13). Total SBCE for Q1-14 of $131,000, however, is higher than the Q1-13 total of $100,000, as it includes additional expense of $51,000 related to new “Rights” which were issued in Q1-14 (see discussion which follows in the “convertible preferred shares” section herein).

Interest income, net – includes interest income earned on short-term investments, which had a higher total in Q1-14.

Loss (gain) on foreign exchange - this total is caused by changes in the relative exchange values of the US$, Cdn$ and Colombian peso ("COP"). For example, when the Cdn$ trades higher relative to the US$ or COP, cash held in US$ or COP will decline in value, and this decline will be reflected as a foreign exchange loss in the period. NXT normally holds its cash and short-term investments in Cdn$ to reduce the effect of market volatility; however, we currently are contractually obligated to hold certain restricted cash funds in US$ instruments to support performance bond commitments in certain foreign countries.

In Q1-14 the value of net US$ monetary assets increased, following the exercise of a large number of US$ common share purchase Warrants in the period. Also, the US$ strengthened in Q1-14 (1.1055 Cdn$ / US$ at March 31, 2014 as compared to 1.0636 Cdn$ / US$ as at December 31, 2013), resulting in both realized and unrealized net exchange gain movements in Q1-14 on the large total of net US$ cash and other working capital items.

Other expense - this category includes primarily costs related to intellectual property filings and new R&D activity related to the SFD® technology.

Change in fair value of US$ Warrants - in spring 2012, NXT closed a $3.2 million private placement financing of “units”, which were priced at US $0.75. Each unit included one warrant to purchase a NXT common share for a period of two years (the “Warrants”). As these Warrants were denominated in US$ (exercise price of US $1.20 per share) they are considered to be a “derivative financial instrument” for financial statement reporting purposes, and are required to be re-valued to their estimated fair value at each period end until their exercise and / or expiry in early 2014.

NXT Energy Solutions Inc.

MD&A for the Q1 period ended March 31, 2014

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The estimated fair value for the net outstanding US$ Warrants was initially recorded at $409,143 upon issue of the Warrants in early 2012, and this increased to $1,238,000 as at December 31, 2013. Of the total 4,502,821 US$ Warrants which were issued in 2012, the majority had expiry dates in March 2014. A continuity of the US$ Warrants and related exercise proceeds received in 2013 and 2014 is as follows:

		exercise
	# of US$	proceeds
	Warrants	received
		(in Cdn$)
Issued in 2012 private placement financings	4,502,821	-
Warrants exercised in 2013	(846,700)	$ 1,064,222
Outstanding as at December 31, 2013	3,656,121	1,064,222
Activity to March 31, 2014:
Warrants exercised	(2,017,852)	2,683,301
Warrants expired	(288,269)	-
Outstanding as at March 31, 2014	1,350,000	3,747,523
Activity subsequent to March 31, 2014:
Warrants exercised	(40,000)	52,694
Warrants expired on May 4, 2014	(1,310,000)	-
Outstanding as at May 20, 2014	-	$ 3,800,217

The fair value of the remaining US$ Warrants outstanding as at March 31, 2014 was recorded as $14,800 which reflects:

•         a reduction related to the 2,017,852 US$ Warrants which were exercised in Q1-14 (which resulted in a transfer of $1,266,000 from the fair value of US$ Warrants balance to common share capital)

•         a reduction based on the decreased number of US$ Warrants outstanding as at the end of Q1-14, net of the total which were not exercised before their expiry on May 4, 2014.

Income tax expense - NXT periodically earns revenues while operating outside of Canada as a non-resident within certain foreign jurisdictions. Progress billings by NXT for services rendered to clients in such countries may be subject to foreign withholding taxes at the time of payment to NXT, and these amounts are only recoverable in certain circumstances. During Q1-13, NXT recorded $399,546 in withholding taxes related to its revenues for the Pakistan project.  Although such foreign taxes paid can potentially be utilized in Canada as a foreign tax credit against future taxable earnings from the foreign jurisdictions, a full valuation allowance has been provided against this benefit.

Liquidity and Capital Resources

NXT's cash and cash equivalents plus short-term investments at the end of Q1-14 was $7,562,222. This excludes a total of $56,046 which is classified on the Balance Sheet as restricted cash, which is required primarily as security related to performance of certain foreign survey contracts. Security issued by NXT is normally in the form of bank letters of credit (often for a term of 12 to 15 months), such as were issued to undertake a survey in Guatemala in Q2-12. The restricted cash balance is scheduled to be released back to NXT when the related letters of credit expire in 2014.

Significant progress has been made in the recent past in securing new revenue contracts and expanding our working capital. NXT's ability to continue as a going concern, however, remains dependent upon our success in being able to continue to attract new client projects and expand the revenue base to a level sufficient to far exceed G&A expenses, and generate excess net cash flow from operations. Equity financings have been used on a limited basis in recent years to supplement working capital as the Company has changed its strategy to focus its’ efforts on the international oil and gas exploration markets.

NXT Energy Solutions Inc.

MD&A for the Q1 period ended March 31, 2014

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Private placement financings totaling $3.2 million ($2.9 million net of finders fees and share issue costs incurred) were conducted in early 2012 to enhance NXT's financial strength and fund its expansion plans. This financing also included the US$ common share purchase Warrants (which had a term of two years, expiring in March and May 2014), for which exercise proceeds of US $1.0 million were received in Q4-13 and US $2.5 million in 2014.

Risks related to having sufficient ongoing working capital to execute survey project contracts are mitigated through our normal practice of obtaining progress payments from clients throughout the course of the projects, which often span 3 to 4 months.

NXT has no secured debt, and had total “net working capital” of $8.5 million as at Q1-14 as follows:

	March 31,	December 31,	net change
	2014	2013	in Q1-14
Current assets (current liabilities):
Cash and cash equivalents	$ 4,105,212	$ 3,319,627	$ 785,585
Short-term investments	3,457,010	2,449,450	1,007,560
	7,562,222	5,769,077	1,793,145
Restricted cash	56,046	53,921	2,125
Accounts receivable	1,360,750	295,879	1,064,871
Prepaid expenses and other	258,345	158,456	99,889
Accounts payable and accrued liabilities	(777,766)	(939,355)	161,589
Net working capital before the undernoted items	8,459,597	5,337,978	3,121,619
Additional asset (liability) amounts:
Work-in-progress	-	299,842	(299,842)
Deferred revenue	-	(2,781,101)	2,781,101
Fair value of US$ Warrants	(14,800)	(1,238,000)	1,223,200
	(14,800)	(3,719,259)	3,704,459
Networking capital	8,444,797	1,618,719	6,826,078

NXT utilizes the above noted sub-total line “net working capital before the undernoted items” to assess a more relevant measure of financial liquidity (excluding items classified as liabilities such as the fair value of US$ Warrants and deferred revenue balances) as at the period end date.

The significant increase in net working capital to a total of $8.4 million at the end of Q1-14 is primarily due to:

•	the receipt in Q1-14 of exercise proceeds of $2.7 million upon exercise of 2,017,852 of the US$ Warrants.
•	the issue of final progress billings of US $1 million, and reversal of the $2.7 million deferred revenue balance, following completion of the USA survey projects in Q1-14.
•	the reduction in the fair value of the net outstanding US$ Warrants.

As noted previously, the fair value of US$ Warrants balance relates to the estimated fair value of the common share purchase Warrants (which had a US$ 1.20 exercise price) which were issued in the private placement financings in early 2012. This balance is adjusted to its estimated “fair value” at each period end (until expiry of the Warrants in March and May, 2014), based on the number of Warrants outstanding. These derivative financial instruments are classified in the balance sheet as a liability, but do not require any ongoing outlay of cash. The balance of $14,800 as at March 31, 2014 will be transferred to common share capital in Q2-14 following the partial exercise and the expiry on May 4, 2014 of the net remaining US$ Warrants.

NXT Energy Solutions Inc.

MD&A for the Q1 period ended March 31, 2014

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NXT applies the "completed contract" method of revenue recognition - revenues and related project costs are deferred until the period in which the survey contract is completed. Deferred revenue (a current liability) represents progress billing amounts that are to be recognized in revenue in future periods. Similarly, work-in-progress ("WIP", a current asset) relates to deferred survey costs which will be expensed in future periods upon completion of the related contracts. The WIP balance at December 31, 2013 related to costs incurred on the USA survey projects which were completed in March, 2014.

Also, deferred revenue represents only the portion of progress billings that were issued to the quarter end for the uncompleted contracts. The total for Q4-13 relates to the two USA survey projects which were underway at year end.

The decreased total of accounts payable and accrued liabilities at Q1-14 as compared to Q4-13 is largely due to a reduced level of survey activity as at March 31, 2014.

The following summarizes NXT's net cash flows, and the total cash plus short-term investments:

Cash flows from (used in):	Q1-14	Q1-13

Operating activities	$ (1,033,146)	$ (863,400)
Financing activities	2,828,416	-
Investing activities	(1,009,685)	(1,804,516)
Net source (use) of cash	785,585	(2,667,916)
Cash and cash equivalents, start of period	3,319,627	5,052,594
Cash and cash equivalents, end of period	4,105,212	2,384,678

Cash and cash equivalents	4,105,212	2,384,678
Short-term investments	3,457,010	1,955,000
Total	7,562,222	4,339,678

As shown above, cash balances increased in Q1-14 by $785,585 to $4,105,212 as at March 31, 2014. The overall net increase in cash in Q1-14 is a function of several factors including an inflow due to changes in net working capital balances, proceeds from exercises of US$ Warrants, less cash transferred into short-term investments. Further information on the net changes in cash, by each of the Operating, Financing, and Investing activities, is as follows:

Operating Activities

	Q1-14	Q1-13

Net income (loss) for the period	2,585,733	$ (35,579)
Total non-cash income and expense items	188,729	(51,556)
	2,774,462	(87,135)
Decrease in non-cash working capital balances	(3,807,608)	(776,265)
Cash used in operating activities	(1,033,146)	(863,400)

Financing Activities

•	no new financings occurred in 2014 or 2013. In Q1-14 NXT received $2,683,301 proceeds from exercise of US$ common share purchase Warrants which were issued in 2012 and $145,115 proceeds from exercise of stock options.

NXT Energy Solutions Inc.

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Investing Activities

•	overall net cash use of $1,009,685 ($1,804,516 net use of cash for Q1-13) which includes a $1,007,560 increase ($1,900,000 increase in Q1-13) in short-term investments.

Contractual Commitments

NXT has an operating lease commitment on its Calgary office space for a term through April 30, 2015 at a minimum monthly lease payment of $28,571 (including estimated operating costs). As at December 31, 2013, the estimated remaining minimum annual lease commitment is as follows:

Year ending December 31, 2014	$ 257,138
2015	114,283
371,421

NXT currently does not own any of the aircraft which are used in its' survey operations, but has an annual agreement (which was renewed in April, 2014) to utilize a minimum annual volume of aircraft charter hours. The remaining aircraft charterhire commitment to be met for 2014 is $337,500.

Additional Disclosures - Outstanding Securities

	as at	as at	as at
	May 20,	March 31,	December 31,
	2014	2014	2013

Shares issued:
Common shares	44,733,843	44,693,843	42,418,326
Convertible preferred shares	8,000,000	8,000,000	8,000,000
Common shares reserved for issue re:
Stock options	2,645,435	2,695,435	2,888,100
US$ common share purchase Warrants	-	1,350,000	3,656,121
	55,379,278	56,739,278	56,962,547

Convertible preferred shares

The convertible preferred shares are non-voting, are held by NXT's President & CEO, and were issued in the 2005 / 2006 period pursuant to NXT acquiring rights to use the SFD® technology for hydrocarbon exploration applications. The preferred shares are convertible on a 1 for 1 basis into NXT common shares by December 31, 2015 (the “Maturity Date”), subject to earlier partial conversions if certain cumulative revenue milestones are achieved by NXT.

NXT has an option to elect by December 31, 2015 to convert the 8,000,000 preferred shares in order to maintain its rights to utilizing the SFD® technology. In the event that the conversion option is not exercised by December 31, 2015, the preferred shares would be redeemed for $0.001 per share and NXT's rights to the SFD® technology would revert to the holder of the preferred shares.

The 8,000,000 preferred shares are subject to conditions related to potential future conversion. They may become convertible into common shares in four separate increments of 2,000,000 preferred shares each, should NXT achieve specified cumulative revenue thresholds of US $50 million, US $100 million, US $250 million and US $500 million prior to December 31, 2015. An additional bonus of 1,000,000 NXT common shares are issuable in the event that cumulative SFD® revenues exceed US $500 million.

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Cumulative revenue is defined as the sum of total revenue earned plus proceeds from the sale of assets accumulated since January 1, 2007, all denominated in US$, and calculated in accordance with US GAAP. As at March 31, 2014, the Company had generated cumulative revenue of approximately US $29.5 million (December 31, 2013 - US $25.8 million) that is eligible to be applied to the above noted conversion thresholds.

In January 2014, NXT’s CEO (the “Grantor”) personally granted (to a total of 17 persons, including NXT employees, directors, officers, advisors and others) “Rights” to acquire a total of 1,000,000 of the common shares which are expected to become issued to him upon future conversion of the preferred shares by their Maturity Date. Each of the Rights are subject to certain vesting provisions and will entitle the holder to acquire from the Grantor one common share of NXT at a fixed exercise price of $1.77 and will expire on December 31, 2015. A total of 365,000 of these Rights were granted to certain directors and officers of NXT, and a total of 435,000 Rights were granted to NXT’s employees and advisors. These Rights are supplemental to existing incentives which have been granted under NXT’s stock option plan.

Other Transactions With Related Parties

NXT retains as legal counsel a law firm of which one of its Directors is a partner. For the three month period ended March 31, 2014, NXT incurred legal fees totaling $8,228 (2013 - $774) with this firm, for which a total of $315 is included in accounts payable as at March 31, 2014 ($29,274 as at December 31, 2013).

Accounts payable and accrued liabilities includes a total of $11,543 ($31,045 as at December 31, 2013) related to re-imbursement of expenses owing to persons who are and Officers of NXT.

Critical Accounting Estimates

The key elements and assumptions are substantially unchanged from those described in NXT's annual audited consolidated financial statements as at and for the year ended December 31, 2013. The following is also important to note:

Revenue Recognition

Revenue earned on SFD® survey contracts (net of any related foreign sales taxes) is recognized on a completed contract basis. This method of revenue recognition is currently deemed as appropriate given the complex nature of the end product that is delivered to the client - while the quantity of data acquisition can be measured based on actual line kilometers flown, the acquired SFD® data does not realize its full value until it is processed, interpreted in detail, and a recommendations report is generated and reviewed with the client's geological and geophysical staff.

All funds received or invoiced in advance of completion of the contract are reflected as unearned revenue and classified as a current liability on our balance sheet. All survey expenditures and obligations related to uncompleted SFD® survey contracts (including directly related sales commissions) are reflected as work-in-progress and classified as a current asset on our balance sheet. Upon completion of the related contract, unearned revenue and the work-in-progress is moved as appropriate to the statement of earnings (loss) as either revenue or survey cost. Survey costs do not include any salaries and overhead related to SFD® data interpretation staff (which is included in G&A expense) or amortization of property and equipment expense.

Changes in Accounting Policies Including Initial Adoption

The factors are substantially unchanged; refer to NXT’s annual MD&A as at and for the year ended December 31, 2013.

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Risk Factors

NXT is exposed to numerous business related risks, some of which are unique to the nature of its operations. Many of these risks can not be readily controlled.

Future Operations

NXT is still in the early stages of realizing wide-spread commercialization of its SFD® technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services. Management recognizes that the commercialization phase can last for several years, and that it can have significant economic dependence on a small number of clients, which can have a material effect on the Company's operating results and financial position.

NXT anticipates that it will be able to generate both net income and cash from operations in future years based on its current business model; however this outcome cannot be predicted with certainty. The Company has an extensive prior history of generating net losses and periodic shortages of working capital. The Company's consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that might be necessary should NXT be unable to generate sufficient net income and cash flow from operations in future years in order to continue as a going concern.

International operations

NXT conducts the majority of its operations in foreign countries, some of which it has not operated in before. This exposes NXT to various risks related to stability of political regimes, knowledge of the local customs, duties and other taxes, the ability to access the relevant local services, and potential delays in commencing the projects.

Availability of charter aircraft

NXT does not currently own any aircraft, and relies upon the availability of aircraft which are operated under charter-hire arrangements. Charter operators provide the aircraft used in SFD® survey operations on an as required basis in exchange for an hourly charter fee (plus fuel and other direct operating costs). NXT is not required to make a capital investment in chartered aircraft, but in order to guarantee aircraft availability and rate certainty, it currently commits to a one year contract, with a minimum number of charter hours. NXT is thus exposed to a potential financial penalty of up to $337,500 in the event that it fails to fulfill the minimum annual charter hours commitment for 2014.

Management and staff

NXT's success is currently largely dependent on the performance of a limited group of senior management and staff. The loss of the services of any of these persons could have an adverse effect on our business and prospects. There is no assurance that NXT can maintain the services of our complement of management, Directors, staff and other qualified personnel that are required to operate our business.

Reliance on specialized equipment, and the protection of intellectual property

NXT currently has a limited number of SFD® survey sensors which are used in survey data acquisition operations. In addition, there is potential risk that the equipment could become destroyed during operations, become obsolete, or that a third party might claim an interest in our proprietary intellectual property. The costs of legal defence of our rights to the SFD® technology could be very expensive.

Related party transactions

NXT may periodically enter into related party transactions with its Officers and Directors. The most significant related party transaction was a "Technology Transfer Agreement" executed on December 31, 2006 between NXT and its CEO, President and Director whereby NXT issued 10,000,000 convertible preferred shares in exchange for the rights to utilize the SFD® technology.

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As was noted previously, in January 2014, Rights were personally granted by the CEO to certain individuals to acquire up to 1,000,000 of the common shares are expected to become issued to him by December 31, 2015 upon future conversion of the 8,000,000 preferred shares.

All related party transactions have the potential to create conflicts of interest that may undermine the Board of Director's fiduciary responsibility to NXT shareholders. NXT manages this risk of conflict of interest through maintenance of a strong independent Board of Directors. Five of the six current Directors are independent. All significant transactions between Officers and or Directors of the Company are negotiated on behalf of NXT and voted upon by the disinterested Directors to protect the best interests of all shareholders.

Volatility in oil and natural gas commodity prices may affect demand for our services

NXT's customer base is in the oil and natural gas exploration industry, which is exposed to risks of volatility in oil and natural gas commodity prices. As such, demand for our services, and prospective revenues, may become adversely impacted by ongoing declines in oil and natural gas prices. The impact of price changes on our ability to enter into SFD® survey contracts cannot be readily determined, however, in general if commodity prices decline significantly, our opportunity to obtain and execute SFD® survey contracts will also likely decline.

Foreign currency fluctuations

NXT generally bills its revenues in US$, and as such frequently holds cash in both Cdn$ as well as in US$, and is thus exposed to foreign exchange fluctuations on its US$ funds. Additionally, most of our operating expenses are incurred in Cdn$. We do not currently engage in currency hedging activities which can be used to mitigate this risk.

As NXT continues to expand into foreign markets, it may become exposed to additional foreign currency fluctuation risks.

Interest rate fluctuations

NXT periodically invests excess cash in short-term investments which generally yield fixed interest rates. Accordingly, NXT faces some risk related to volatility in interest rates, as interest income may be adversely affected by any material changes in interest rates.

Disclosure Controls and Procedures ("DCP") and
Internal Controls over Financial Reporting ("ICFR")

As a TSX Venture Exchange listed issuer, NXT is not required to certify the design and evaluation of its DCP and ICFR and has not completed such an evaluation as at March 31, 2014. Further, the inherent limitations on the ability of the Company’s Responsible Officers (being the Chief Executive Officer and the Chief Financial Officer) to design and implement on a cost effective basis DCP and ICFR for the Company may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Additional Information

For additional information on NXT Energy Solutions Inc. please consult our website at www.nxtenergy.com, or the SEDAR website at http://www.sedar.com.

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